

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2010

Mr. David S. Maltz
Vice President, Legal and Assistant Corporate Secretary
Duke Energy Corporation
526 South Church Street
Charlotte, North Carolina 28202-1803

> **Re: Duke Energy Corporation**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 22, 2010**
> **Quarterly Report on Form 10-Q for the Fiscal Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-32853**

Dear Mr. Maltz:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director